SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

Eli Lilly and Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532457108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 532457108	Page 1 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,090,752
	6)	Shared Voting Power 50,000,308
	7)	Sole Dispositive Power 1,700,429
	8)	Shared Dispositive Power 50,358,773

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,130,652
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.43
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 532457108	Page 2 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,090,752
	6)	Shared Voting Power 50,000,308
	7)	Sole Dispositive Power 1,700,429
	8)	Shared Dispositive Power 50,358,773

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,130,652
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.43
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 532457108	Page 3 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 2,090,752
	6)	Shared Voting Power 50,000,308
	7)	Sole Dispositive Power 1,700,429
	8)	Shared Dispositive Power 50,358,773

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 52,130,652
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.43
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 532457108	Page 4 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 627,181
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 571,876
	8)	Shared Dispositive Power 62,252

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 634,574
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.07%
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 532457108	Page 5 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 24,550
	6)	Shared Voting Power 1,383,220
	7)	Sole Dispositive Power 17,070
	8)	Shared Dispositive Power 7,377

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 24,550
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01%
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 532457108	Page 6 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 308
	7)	Sole Dispositive Power 308
	8)	Shared Dispositive Power 12,843

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,151
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01%
12)	Type of Reporting Person (See Instructions) BD

Page 7 of 10 Pages

ITEM 1(a) - NAME OF ISSUER:

Eli Lilly and Company

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Lilly Corporate Center

Indianapolis, Indiana 46285

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association;

PNC Capital Advisors, LLC; PNC Delaware Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Capital Advisors, LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Delaware Trust Company - Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e) - CUSIP NUMBER:

532457108

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 8 of 10 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2019:

(a) Amount Beneficially Owned:	52,130,652

(b) Percent of Class:	5.43

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	2,090,752

(ii) shared power to vote or to direct the vote	50,000,308

(iii) sole power to dispose or to direct the disposition of	1,700,429

(iv) shared power to dispose or to direct the disposition of	50,358,773

Of the total shares of common stock reported herein, 50,000,000 shares (5.21% of the class) are held in the Eli Lilly and Company Compensation Trust account for which PNC Bank, National Association (PNC Bank”) serves as directed trustee. PNC Bank serves as directed trustee and is deemed to share both voting power and investment discretion with respect to those 50,000,000 shares.

Of the total shares of common stock reported herein, 1,458,377 shares are held in accounts at PNC Bank in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 634,574 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 24,550 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients outside of the above-referenced trust.

Of the total shares of common stock reported herein, 13,151 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients outside of the above-referenced trust.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bank, as directed trustee, shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the Eli Lilly and Company Compensation Trust account noted in Item 4 above. The beneficiaries of the trust have the right to receive dividends from the common stock in their respective accounts.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

Page 9 of 10 Pages

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

PNC Investments LLC - BD (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020		February 14, 2020
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ William D. Mennonna
Signature - The PNC Financial Services Group, Inc.		Signature – PNC Capital Advisors, LLC
Gregory H. Kozich, Senior Vice President & Controller		William D. Mennonna, Chief Risk Officer
Name & Title		Name & Title

February 14, 2020		February 14, 2020
Date		Date

By:	/s/ Janet Jolles	By:	/s/ Janet Jolles
Signature - PNC Bancorp, Inc.		Signature – PNC Delaware Trust Company
Janet Jolles, Chairman & President		Janet Jolles, Fiduciary Director
Name & Title		Name & Title

February 14, 2020		February 14, 2020
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Richard Ramassini
Signature – PNC Bank, National Association		Signature – PNC Investments LLC
Gregory H. Kozich, Executive Vice President & Controller		Richard Ramassini, Senior Vice President
Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 10 of 10 Pages

EXHIBIT A

AGREEMENT

February 14, 2020

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) with respect to common stock issued by Eli Lilly and Company.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Janet Jolles
Janet Jolles, Chairman & President

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC CAPITAL ADVISORS, LLC

BY:	/s/ William D. Mennonna
William D. Mennonna, Chief Risk Officer

PNC DELAWARE TRUST COMPANY

BY:	/s/ Janet Jolles
Janet Jolles, Fiduciary Director

PNC INVESTMENTS LLC

BY:	/s/ Richard Ramassini
Richard Ramassini, Senior Vice President